Exhibit 99.1
Outlook
     STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is benefiting from an improved macro environment, its strong position in the communications and consumer segments and the ramp of new customer programs. The Company intends to remain diligent in its cost controls and capital expenditures. The Company’s goal is to derive further operating leverage as it expects that positive momentum in its business will continue in the second quarter and full year of 2006, with revenues improving faster than the semiconductor industry as a whole. In terms of guidance for the second quarter of 2006, the Company expects revenue in the second quarter of 2006 will be approximately 4% to 9% higher than the first quarter of 2006, with US GAAP net income per diluted ADS of $0.06 to $0.09, including the impact of $0.02 per ADS for the expensing of stock-based compensation.
     Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month of that period. Our first quarter of 2006 ended on March 26, 2006, while our first quarter of 2005 ended on March 27, 2005. For ease of presentation, our first quarter of 2006 and 2005 have been presented as ending on March 31, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2005	2006
Net revenues	$234,146	$385,709
Cost of revenues	(209,748)	(309,116)

Gross profit	24,398	76,593
Operating expenses:
Selling, general and administrative	32,246	39,711
Research and development	5,942	6,973
Restructuring charges	830	—

Total operating expenses	39,018	46,684

Operating income (loss)	(14,620)	29,909
Non-operating income (expenses), net	(11,382)	(9,430)

Income (loss) before income taxes	(26,002)	20,479
Income tax expense	(1,139)	(5,918)

Income (loss) before minority interest	(27,141)	14,561
Minority interest	22	(2,545)

Net income (loss)	$(27,119)	$12,016

Net income (loss) per ordinary share:
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01
Net income (loss) per ADS:
Basic	$(0.14)	$0.06
Diluted	$(0.14)	$0.06
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,948,396	1,981,209
Diluted	1,948,396	2,155,584
ADS (in thousands) used in per ADS calculation:
Basic	194,840	198,121
Diluted	194,840	215,558
Key Ratios and Information:
Gross Margin	10.4%	19.9%
Operating Expenses as a % of Revenue	16.7%	12.1%
Operating Margin	-6.2%	7.8%
Depreciation & Amortization, including Amortization of Debt Issuance Costs	$61,170	$69,520
Capital Expenditures	$17,147	$132,854
Stock-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,514
Selling, general and administrative	—	2,470
Research and development	—	461

	$—	$4,445

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	March 31,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,368	$170,661
Accounts receivable, net	240,990	272,118
Inventories	79,483	107,597
Other current assets	44,873	79,262

Total current assets	607,714	629,638

Marketable securities	17,803	17,610
Property, plant and equipment, net	1,107,031	1,186,521
Goodwill and intangible assets	595,405	582,697
Other non-current assets	65,429	60,750

Total assets	$2,393,382	$2,477,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$215,483	$272,460
Other current liabilities	99,229	97,988
Short-term debts	42,633	77,660

Total current liabilities	357,345	448,108
Long-term debts	779,105	740,243
Other non-current liabilities	66,611	70,630

Total liabilities	1,203,061	1,258,981

Minority interest	48,669	52,401

Shareholders’ equity	1,141,652	1,165,834

Total liabilities and shareholders’ equity	$2,393,382	$2,477,216

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	1Q 2005	4Q 2005	1Q 2006
Net Revenues by Product Line
Packaging — array	47.8%	53.0%	54.6%
Packaging — leaded	23.7%	19.6%	18.6%
Test and other services	28.5%	27.4%	26.8%

	100.0%	100.0%	100.0%

Net Revenues by End User Segment
Communications	55.4%	55.7%	55.4%
Personal Computers	23.0%	20.9%	20.2%
Consumer, Multi-applications and Others	21.6%	23.4%	24.4%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	78.4%	73.7%	73.1%
Europe	2.4%	2.5%	2.9%
Asia	19.2%	23.8%	24.0%

	100.0%	100.0%	100.0%

Number of Testers	871	932	974
Number of Wirebonders	2,981	3,532	3,677

Overall Equipment Utilization Rate	66%	76%	76%